UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Distribution of Dividends and Interest on the Company´s Capital and

 Date of Payment

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, according to the meeting held on June 26th, 2012, ad referendum of the General Annual Meeting to be held on 2013, for the distribution of:

(a) Intermediary dividends, pursuant to article 35, item III, of the Company’s Bylaws, based on the Dividend Equalization Reserve account, in the amount of R$ 490,000,000.00 (four hundred and ninety million Reais);

(b) Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on May 31st, 2012, in the amount of R$ 410,000,000.00 (four hundred and ten million Reais); and

(c) Interest on the Company´s Capital, in the gross amount of R$ 170,000,000.00 (one hundred and seventy million Reais), which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 144,500,000.00 (one hundred and forty-four million and five hundred thousand Reais), except for immune and/or exempt shareholders:

Shares	Intermediary Dividends (amount/thousand)	Interim Dividends (amount/thousand)	Interest on Company’s Equity (gross value) (amount/thousand)	Interest on Company’s Equity (after tax) (amount/thousand)
ON	R$ 1,176335400	R$ 0,984280640	R$ 0,408116360	R$ 0,346898906
PN	R$ 1,293968940	R$ 1,082708700	R$ 0,448928000	R$ 0,381588800
Unit(*)	R$ 129,396894000	R$ 108,270870200	R$ 44,892799800	R$ 38,158879830

(*) 01 (one) Unit corresponds of 01 (one) American Depositary Share (“ADS”)

The shareholders entitled for the Intermediary and Interim Dividends and Interest on the Company´s Capital will be the ones registered in the Company’s books at the end of June 27th, 2012, including. Therefore as of June 28th, 2012, including, the Company’s shares shall be traded “Ex-Dividends/ Interest on the Company´s Capital”.

[Free English Translation]

The amount of the intermediary dividends shall be fully included in the complementary dividends in relation to the fiscal year of 2012, and the amount of the interim dividends and Interest on the Company´s Capital shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2012.

Finally, we inform the approval of the Board of Directors present date, as from August 29th, 2012 to payment of intermediary and interim dividends and Interest on the Company´s Capital, now declared, and Interest on the Company´s Capital, Interest on the Company´s Capital, in the gross amount of R$ 400,000,000.00 (four hundred million Reais), as declared at meeting of the Board of Directors held on March 28th, 2012, without any compensation as monetary correction.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo June 27th, 2012.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 27, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer